Flaherty & Crumrine Preferred and Income Opportunity Fund Incorporated

301 E. Colorado Boulevard, Suite 800
Pasadena, California 91101

April 16, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flaherty & Crumrine Preferred and Income Opportunity Fund Incorporated (the “Registrant”)

Registration Statement on Form N-2

Securities Act File No. 333-252798

Investment Company Act File No. 811-06495

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form N-2 so that it is declared effective on April 19, 2021 or as soon as practicable thereafter.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness. Please call Neesa P. Sood of Willkie Farr & Gallagher LLP at (202) 303-1232 or P. Jay Spinola of Willkie Farr & Gallagher LLP at (212) 728-8970.

Very truly yours,

/s/ R. Eric Chadwick

R. Eric Chadwick

President

cc:	Chad C. Conwell, Flaherty & Crumrine Incorporated P. Jay Spinola, Willkie Farr & Gallagher LLP Neesa P. Sood, Willkie Farr & Gallagher LLP